UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

THE MIDLAND COMPANY

(Name of Issuer)

Common Stock

(Title of Class of Securities)

597486109

(CUSIP Number)

For the year ended December 31, 2001

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[  ]      Rule 13d-1(b)

[   ]      Rule 13d-1(c)

[X]      Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following page(s))

                                                               Page 2 of 4 Pages

--------------- ----------------------------------------------------------------
1               NAME OF REPORTING PERSONS
                S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                Lois T. Hayden

--------------- ----------------------------------------------------------------
2               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                          (a)[ ]
                                                                          (b)[X]

--------------- ----------------------------------------------------------------
2               SEC USE ONLY

--------------- ----------------------------------------------------------------
4               CITIZENSHIP OR PLACE OF ORGANIZATION

                United States of America

--------------- ----------------------------------------------------------------
                5            SOLE VOTING POWER
     NUMBER
   OF SHARES                 1,424,221
  BENEFICIALLY  ----------------------------------------------------------------
     OWNED      6            SHARED VOTING POWER
    BY EACH
   REPORTING    ----------------------------------------------------------------
  PERSON WITH   7            SOLE DISPOSITIVE POWER

                             1,096,324
--------------- ----------------------------------------------------------------
                8            SHARED DISPOSITIVE POWER

--------------- ----------------------------------------------------------------
9               AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                1,424,221

--------------- ----------------------------------------------------------------
10              CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
                SHARES*

--------------- ----------------------------------------------------------------
11              PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                16.0%
--------------- ----------------------------------------------------------------
12              TYPE OF REPORTING PERSON*

                IN
--------------- ----------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

Page 3 of 4 Pages

        This Amendment No. 3 to Schedule 13G is being filed solely to update Amendment No. 2 to Schedule 13G and reflects the reporting person's holdings as of December 31, 2001.

Item	1(a)	Name of Issuer: The Midland Company

Item	1(b)	Address of Issuer's Principal Executive Office: 7000 Midland Boulevard Amelia, Ohio 45102-2607

Item	2(a)	Name of Persons Filing: Lois T. Hayden

Item	2(b)	Address of Principal Business Office: 7000 Midland Boulevard Amelia, Ohio 45102-2607

Item	2(c)	Citizenship: U.S.A.

Item	2(d)	Title of Class of Securities: Common Stock, No Par Value

Item	2(e)	CUSIP No.: 597486109

Item	3.	If this Statement is Filed Pursuant to Rules 13d-1(b) or 13d-2(b), check whether the Person Filing is a: N/A

Item	4.	Ownership: (a) See Item 9 of cover page. (b) See Item 11 of cover page. (c) See Items 5-8 of cover page.

Items 5, 7 and 9 include 258,262 shares held by the Hayden Investment Limited Partnership, a limited partnership in which Mrs. Hayden is the sole shareholder of the general partner and owner of all limited partnership interests, 649,351 shares held by J & L Hayden Holdings Limited Partnership, of which Mrs. Hayden controls all voting and investment power, and 9,000 shares that may be acquired through the exercise of options within 60 days by Mrs. Hayden's spouse. Items 5 and 9 include 72,000 shares which are restricted and which Mrs. Hayden's spouse has sole voting but not dispositive power and 255,897 shares over which Mrs. Hayden's spouse has sole voting but not dispositive power.

According to its Form 10-Q filed with the SEC on November 8, 2001, as of September 30, 2001, Midland had 8,879,893 shares of its Common Stock outstanding. Accordingly, Mrs. Hayden is deemed to beneficially own 16.0% of the outstanding Common Stock of Midland.

Page 4 of 4 Pages

Item	5.	Ownership of 5% or less of class: N/A

Item	6.	Ownership of more than 5% on behalf of another person : N/A

Item	7.	Identification and classification of the subsidiary which acquired the security being reported by the parent holding company: N/A

Item	8.	Identification and classification of members of the group: N/A

Item	9.	Notice of dissolution of group: N/A

Item	10.	Certification: N/A

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 7, 2002	/s/Lois T. Hayden Lois T. Hayden